Exhibit 99.1
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(1) Common Stock, and rights to purchase Series A Junior Participating Preferred
Stock attached thereto.

(2) Forfeiture of shares of Common Stock pursuant to a Working Capital Post-Closing Adjustment Agreement entered into in connection with the merger on December 31, 2003 of Payment Processing Solutions, Inc. into Moore Wallace Incorporated. The shares of Common Stock were forfeited in satisfaction of claims arising as a result of certain post-merger calculations set forth in the merger agreement.

(3) Greenwich Street Capital Partners II, L.P. ("GSCP II"), GSCP Offshore Fund, L.P. ("GSCP Offshore"), Greenwich Fund, L.P. ("Greenwich Fund"), Greenwich Street Employees Fund, L.P. ("Employees Fund") and TRV Executive Fund, L.P. ("TRV" and together with GSCP II, GSCP Offshore, Greenwich Fund and Employees Fund, the "Greenwich Street Funds"), collectively own 10,620,451 shares of Common Stock. Mr. Eckert is deemed to be the indirect beneficial owner of the 10,620,451 shares of Common Stock owned by the Greenwich Street Funds in his capacity as (a) a managing member of Greenwich Street Investments II, L.L.C., which is the general partner of each of the Greenwich Street Funds, (b) a limited partner of GSCP (NJ), L.P. (the "Funds Manager"), which is the manager of the Greenwich Street Funds, and (c) an executive officer and stockholder of GSCP (NJ) Inc., which is the general partner of the Funds Manager.

Mr. Eckert disclaims beneficial ownership of the shares of Common Stock owned by the Greenwich Street Funds. Nothing in this Form 4 shall be construed as an admission that Mr. Eckert is, for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or otherwise, the beneficial owner of any securities reported on this Form 4, except to the extent of his pecuniary interest in any such securities. The ownership of the shares of Common Stock by the Greenwich Street Funds is being reported by Mr. Eckert only because of his affiliation with the Greenwich Street Funds.